SOLUTIONZ GROUP, LLC

FINANCIAL STATEMENTS

FOR THE TWELVE MONTHS ENDED
DECEMBER 31, 2025 AND 2024

TOGETHER WITH
INDEPENDENT ACCOUNTANT REVIEW REPORT

April 13, 202

Haroon Imtiaz, CP
123 E San Carlos S
Unit #4
San Jose, CA 9511

T: +1(628) 726-058
E: haroonimtiazcpa@gmail.co

TABLE OF CONTENTS

DESCRIPTION	PAGE



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management
Solutionz Group, LLC
Tampa, FL

We have reviewed the accompanying financial statements of Solutionz Group, LLC which comprise the balance sheets as of December 31, 2024 and 2025, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA.

Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Solutionz Group, LLC, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Entity's Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has an accumulated deficit of $264,581 and $168,392 as of December 31, 2024 and 2025, respectively, and has generated minimal revenue since inception. The above condition is a result of being in a testing and development

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stage and the revenues are from testing the system with a few select customers. The system has not been launched for use by the general public. Further information and management's plan in regard to this uncertainty were also described in Note 11. The Financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Other Matter

We draw attention that the financial statements of the Company were not audited or reviewed from the date of its organization through December 31, 2024, and we have performed limited review procedures in respect of balances reflected in the financial statements prior to January 1, 2025. Our conclusion is not modified in respect of this matter.

In the Company's original report for 2023 and 2024 provided by Audit Florida, there was an error in the number of units held by the founder. This has been corrected in this report.

haroon imtiaz, CPA

Haroon Imtiaz, CPA
San Jose, CA 95112
Dated: April 13, 2026

SOLUTIONZ GROUP, LLC
Statement of Assets and Liabilities
As of DECEMBER 31, 2025 and 2024

"unaudited"

	Dec. 31, 2025	Dec. 31, 2024
ASSETS:		
Current Assets		
Cash and Cash Equivalents	$ 323	$ 2,040
Accounts receivable	2,902	1,151
Due from Related Party	1,514	1,514
Total Current Assets	**4,740**	**4,705**
Fixed Assets, net	3,864	5,251
Intangible Asset, net	18,922	20,642
Total Assets	**27,525**	**30,598**
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts payable	50,552	52,352
Credit Cards Payable	11,699	21,068
Royalties Payable	1,500	1,291
Accrued Contributions	549	444
Other current liabilities	17,136	-
Total Current Liabilities	**81,436**	**75,155**
Long-term Liabilities	19,182	20,382
Total Liabilities	**100,618**	**95,537**
Share Holders Equity		
Net owner's inflow/(outflow)	891,725	732,452
Retained Earnings/(Loss)	(796,425)	(532,810)
Net Income/(Loss)	(168,392)	(264,581)
Total Share Holders Equity	**(73,093)**	**(64,939)**
TOTAL LIABILITIES AND EQUITY	**$ 27,525**	**$ 30,598**

SOLUTIONZ GROUP, LLC
Statement of Operations
As of DECEMBER 31, 2025 and 2024

"unaudited"

	2025	2024
Net Revenues	$ 3,717	$ 5,548
Cost of Sales	(761)	(2,251)
Gross Profit	**2,956**	**3,297**
General and administrative expenses	(38,067)	(27,873)
Sales & Marketing Expenses	(68,767)	(134,066)
Research & Development	(56,868)	(97,522)
Operating Income	(160,745)	(256,163)
Other Income (Expense)		
Other income	10	366
Miscellaneous Expense	(272)	-
Interest Expense	(4,277)	(3,959)
Contribution Expense	-	(1,257)
Amortization Expense	(1,720)	(1,720)
Depreciation Expense	(1,387)	(1,850)
Interest Income	-	2
Total other income (expense)	(7,646)	(8,418)
Net Income (Loss)	**(168,392)**	**(264,581)**
RETAINED EARNINGS (Deficit) Beginning of Year	(532,810)	(268,229)
RETAINED EARNINGS (Deficit) End of Year	$ (796,425)	$ (532,810)

SOLUTIONZ GROUP, LLC
Statement of Changes in Members' Equity
For the Twelve Months Ended DECEMBER 31, 2025 and 2024

"unaudited"

Description	Member Units	Retained Earnings	Future Provision (Well)	Class A Equity	Prior Period Adjust.	Total Equity
Balance at Jan 1, 2024	**20,800,000**	**($269,195)**	**$191,038**	**$75,013**	**$201,313**	**$198,169**
Net Income (Loss) 2024	—	($263,615)	—	—	—	($263,615)
Capital Contributions 2024	—	—	$100,000	$100,000	$64,113	$264,113
Balance at Dec 31, 2024	**20,800,000**	**($532,810)**	**$291,038**	**$175,013**	**$265,426**	**($64,939)**
Balance at Jan 1, 2025	**20,800,000**	**($532,810)**	**$291,038**	**$175,013**	**$265,426**	**($64,939)**
Net Income (Loss) 2025	—	($168,392)	—	—	—	**($168,392)**
Capital Contributions 2025	—	—	**$20,000**	**$136,555**	—	**$156,555**
Equity Adjustments 2025	—	($95,223)	—	—	**$3,753**	**($91,470)**
Balance at Dec 31, 2025	**20,800,000**	**($796,425)**	**$311,038**	**$311,568**	**$269,179**	**($73,093)**

SOLUTIONZ GROUP, LLC
Statements of Cash Flows
For the Twelve Months Ended DECEMBER 31, 2025 and 2024

"unaudited"

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ (168,392)	$ (264,581)
Adjustments to reconcile Change in Net Assets to Net cash		
Provided By (Used For) operating activities:		
Depreciation and Amortization	3,107	3,570
(Increase) Decrease in Accounts Receivable	(1,751)	(796)
(Increase) Decrease in Intercompany Receivables	—	(802)
Increase (Decrease) in Accounts Payable	(1,800)	49,892
Increase (Decrease) in Credit Card Payables	(9,369)	16,343
Increase (Decrease) in Royalties Payable	209	888
Increase (Decrease) in Accrued Contributions	105	243
Increase (Decrease) in Other Liabilities	17,136	—
Total adjustments	(7,637)	(69,338)
Net cash provided (used) by operating activities	**(160,355)**	**(197,847)**

CASH FLOWS FROM INVESTING ACTIVITIES

Fixed Asset	1,387	-
Intangible Assets	1,720	-
Net cash provided (used) by financing activities	**3,107**	-

CASH FLOWS FROM FINANCING ACTIVITIES

Loan Payment	(1,200)	(1,200)
Capital contributions	1,60,238	194,588
Net cash provided (used) by financing activities	**159,038**	**193,288**
Net increase (decrease) in cash and equivalent	(1,717)	(1,855)

CASH AND CASH EQUIVALENTS: Jan. 1	2,040	3,895
CASH AND CASH EQUIVALENTS: Dec. 31	**$ 323**	**$ 2,040**

Supplemental Disclosure		
Interest Paid	$ 4,277	$ 3,959

SOLUTIONZ GROUP, LLC
Notes to Financial Statements
For the Twelve Months Ended DECEMBER 31, 2025 and 2024

NOTE 1. <u>GENERAL</u>

Solutionz Group LLC ("Solutionz", "SG", the "Company", or "we") was formed as a Florida limited liability corporation on February 15, 2022. The Company's headquarters are in Tampa, Florida. The Company was originally formed as a single member LLC, but the member reserves the right to change the structure to provide the greatest benefit to the Company and its stakeholders. The Company develops and markets SAAS-based, patent pending travel, events and digital marketing smart tools primarily to businesses (known as B2B) in six markets (Care, Events, Enterprise Software, Media, Non-Profit and Destination Marketing).

The intellectual property and foundational work on the business began under a separate entity, Solutionz Innovations, LLC (SI), which was closed by the Board of Managers as a result of the travel and events industries' decline from the Pandemic. As a part of that transaction, rather than electing to liquidate, the Board transferred all assets to Solutionz Technologies, LLC (ST), a Wyoming LLC for safekeeping and potential relaunch by the Founder when the economy recovered.

On October 4, 2023, a Master License Agreement was executed between ST and SG, giving the new Company the rights to market the products and services to a wide range of markets globally, plus the rights to sub-license those markets individually and build derivative works, including the rights to completely rewrite the original platform and file for additional patents.
The complete rewrite was completed in 2024 and the company will be filing for new patents on the derivative work once the funding has been completed.

NOTE 2. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Basis of Accounting</u>

The financial statements of the Company are prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America. Accordingly, revenues are recognized when earned and expenses are recorded when incurred.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include the values of cash invested by investors other than the Founder, provided in exchange for future issuance of membership units using SAFE Agreements, shown as Future Provision - Well Contributions in Equity. It is possible that changes in estimates will occur in the near term.

Note 2. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)</u>

<u>Cash and cash equivalents</u>

For purpose of the statement of cash flows, the Company considers all money market funds and highly liquid debt instruments purchased with a maturity of three months or less when purchased to be cash equivalents.

<u>Revenue Recognition</u>

For the years 2024 and 2025, the Company was commercializing the platform and doing additional testing, primarily in the non-profit sector. These revenues make up the basis for the ongoing operation. Implementation and License Fees - One time implementation fees and recurring license fees (monthly or annual option for payment) are billed and collected as a part of the Company's onboarding process, using Stripe for tracking and online payment. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. Booking Revenue - Revenues from travel bookings are recognized when received from our inventory partners, Priceline Partner Network, Hotel Planner, Eagle Rider and other partners. Since the formation of the Company in 2022, through the end of 2025, 94.0% of the commission earnings have been from hotel bookings, 2.2% from car bookings and 3.8% from air bookings, with a weighted average of 10.6% commissions on revenues.

The primary drivers of revenue are the conversion rate, the average daily room rate and the average length of stay. During the beta test period (both before and after the pandemic), the company experienced higher than average KPIs in all three metrics. For 2025, the company continued to experience favorable KPIs relative to industry benchmarks. Based on booking activity from the inception of the business through 2025, payment occurs on average 51.6 days from after consumption of the service (e.g. after hotel checkout, vehicle return, air return date). The trend has been improving steadily since the company's formation in 2022, when payment delay was 77.4 days on average. In 2025, the average payment delay improved to 25.4 days. This is the key cash flow indicator.

Note 2. <u>**SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**</u>

<u>**Accounts Receivable**</u>

Solutionz receives a single, lump sum payment from its primary inventory partner, Priceline Partner Network for the net of the consumed bookings each month. The net amount reflects the fact that Priceline absorbs the cost of financial settlement/credit card fees, call center costs and all costs of operating the booking system, reducing Solutionz cost of sales and expenses from the sale of travel. The company books the pending receivables on December 31 of each year, and monthly records the payments as income, offsetting the pending receivables in the early part of each year.

All implementation, license and support fees are paid with a credit card or ACH via Stripe and as such, do not flow through Accounts Receivables.

In the event that the company performs any consulting services and bills the client in accordance with contractual arrangements generally on a progressive basis as work is completed. The Company uses the direct charge-off method of accounting for uncollectible accounts.

<u>Fair Value Measurements</u>

The Company determines the fair market value of its financial assets & liabilities based on the fair value hierarchy established in accordance with U.S. generally accepted accounting principles.

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

<u>Income Taxes</u>

The Company is currently a single-member LLC and as such, in 2025 and 2024, filed its tax return as part of the Form 1040 for the single member.

With the planned fund-raising activities in 2025 and beyond, unless otherwise required as a part of an investor Term Sheet, the Company expects to transition to a Partnership structure and file for S-Corp status as appropriate.

The Company follows Accounting Standards Codification ("ASC") Topic 740 "Income Taxes"

Note 2. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)</u>

<u>Income Taxes (Continued)</u>

("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. The Company has generated a net loss for the years ending December 31, 2025, and December 31, 2024, and has recorded no current income tax provision.

<u>Property, Plant and Equipment</u>

Property, plant and equipment are stated at cost, if purchased or fair value on date of contribution. Depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset. Capitalization costs incurred in connection with ongoing capital projects are recorded as systems and construction in progress. These costs will be reclassified into categories and depreciated once placed in service. Expenditures for normal maintenance and repairs are charged to expense.

The estimated useful lives by asset class are as follows:

	Years
Buildings	25-50
Buildings improvements	10
Vehicles	5
Furniture and office equipment	5
Software and computer equipment	3-5

Note 3. <u>CASH AND CASH EQUIVALENTS</u>

Cash & cash equivalents at twelve months ended consist of the following checking accounts:

	December 31, 2025	**December 31, 2024**
Cash	$ 323	$ 2,040
Total	**$ 323**	**$ 2,040**

Note 4. FAIR VALUE MEASUREMENT

The Organization values its investments in accordance with GAAP and consistent with the FASB's official pronouncement on Fair Value Measurements for financial assets and liabilities. The pronouncement defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP establishes a hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace. Observable inputs reflect market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entities own assumptions about how market participants would value an asset or liability based on the best information available. Valuation techniques used to measure fair value utilize relevant observable inputs and minimize the use of unobservable inputs.

The three levels of the fair value hierarchy are as follows:

Level 1 Inputs are quoted prices or published net asset values (unadjusted), in active markets for identical assets or liabilities that the Organization has the ability to access at the measurement date.
Level 2 Inputs are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 Inputs are unobservable inputs for the asset or liability.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. In determining fair value, organization utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible; as well as, considers nonperformance risk in its assessment of fair value.

Fair values of assets measured on a recurring basis at Dec. 31, 2025 and 2024 are as follows:

		FMV	Quoted Prices in Active Markets for identical Assets (Level 1)	Observables Inputs (Level 2)	Unobservable Inputs (Level 3)
Cash	Dec. 31, 2025	$ 323	323	-	-
Cash	Dec. 31, 2024	$ 2,040	2,040	-	-

NOTE 5. <u>FIXED ASSETS</u>

Fixed Assets consists of the following at DECEMBER 31, 2025 and 2024:

	2025	**2024**
Office equipment & furniture	7,750	7,750
Less: Accumulated Depreciation	(3,886)	(2,498)
Fixed Assets, net	**$ 3,864**	**$ 5,251**

Note 6. <u>CREDIT RISKS</u>

The Company maintains its cash and cash equivalents with what management believes to be high credit quality financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. At times deposits within a bank may exceed the amount of insurance provided on such deposits.

Generally, these deposits are redeemed upon demand and, therefore, are considered by management to bear minimal risk.

NOTE 7. <u>INTELLECTUAL PROPERTY</u>

The costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the application is substantially complete and ready for its intended use. These costs are amortized using the straight-line method over the estimated economic useful life of 15 years starting from when the application is substantially complete and ready for its intended use.

NOTE 8. <u>SUBSEQUENT EVENTS</u>

Management has evaluated subsequent events through April 13, 2026, the date on which the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the balance sheet through the date of Management's review substantially affect the amounts and disclosure of the accompanying financial statements.

NOTE 9. <u>CONTINGENT INVESTMENT</u>

The company is in the process of obtaining capital from NetCapital and once successful will issue common stock as part of the building of capital.

SOLUTIONZ GROUP, LLC
Notes to Financial Statements
For the Twelve Months Ended DECEMBER 31, 2025 and 2024

NOTE 10. <u>MEMBER UNITS AND CONTRIBUTIONS</u>

Treatment of Contributions to Date
According to the Operating Agreement of the Company, there are 20,800,000 units authorized. The Board of Managers has authorized 1,200,000 additional units for the REG-CF offering, for a total of 22,000,000 units.

As of December 31, 2025, the Founder as the sole member in the single-member LLC holds 100% of the authorized units. As of the date of management's evaluation, the Founder has contributed $311,568 to the Company. This has funded the operations of the Company through the date of management's evaluation.

According to the Company's Operating Agreement
For external stakeholders contributing capital and time to the venture, the Company has deployed a mechanism known as Slicing Pie, from the book by the same name, written by Michael Moyer. All contributions are tracked using the PieSlicer.com application and all cash investments are held in an equity account called "Future Provision - The Well".

Once the Company has sufficient funds to pay staff and vendor partners, the Company will convert the Slices to equity units appropriate to the structure of the company that is selected. At that time, the cash investors will be moved from The Well, into individual Capital accounts in the Equity section of the Balance Sheet.

At that time, a new Operating Agreement will supersede this Agreement and shall be ratified by the then current Members.

This mechanism is similar to the Founder operating an Angel Club, with the Founder as the Trustee.

These slices do not represent legal equity and carry no contractual ownership rights. Accordingly, external investors' ownership percentages are fixed and unaffected by any future allocation of slices or Well accounts. Slice holders and Well contributors remain contingent, with no current equity or liability recognized under GAAP.

The non-cash contributions are tracked internally as a fair and transparent method for management to recognize early contributions. Management regards them as a moral obligation rather than a legal one, with any ultimate equity allocation to be determined by the Board of Managers only when the Company achieves sustainability (sufficient ongoing funding and/or revenues to cover payroll and vendor obligations). Similar to an Angel Club, the Founder as the trustee for the group will absorb any future dilution when slices and Well accounts are eventually

NOTE 10. <u>MEMBER UNITS AND CONTRIBUTIONS (Continued)</u>

converted, consistent with management's stated commitments. The cash contributions appear on the Balance Sheet as "Future Provision - Well Contributors" and collectively referred to as the Growth Class Cash group ("the Contributors"). Under the SAFE Agreements signed with these Contributors, the trigger for conversion of Well Accounts into equity will be a financing that is sufficient, in the judgment of the Board of Managers, to cover operations and establish Company sustainability. As of December 31, 2025, this condition has not been met.

Consistent with GAAP, the cash contributions are recorded as an Equity (Future Provision - The Well). This treatment reflects management's intent to allocate future equity in recognition of these contributions, but without establishing a current equity ownership right or liability. Importantly, one contributor, Mr. Kaiser, holds a SAFE Agreement Addendum with a documented minimum equity floor of "not be less than 1.56% for each $25K invested." This is disclosed as a management intention only, and does not create a current equity or liability until formal issuance occurs.

The anticipated $1.2 million REG-CF raise represents external investor equity at a fixed post-money valuation of $22 million. This raise, while significant, is not deemed sufficient to trigger the "baking of the pie" (conversion of slices and Well accounts). In summary, under GAAP accounting principles, the only recognized equity as of December 31, 2025 consists of the Founder's 20,800,000 units of the authorized 20,800,000 and the 1,200,000 units authorized for the REG-CF offering. The Well and slices are disclosed here for transparency, but will not be reflected as Equity until a formal issuance occurs.

Stock-Based Compensation
There is currently no stock-based compensation. At such time as any stock-based compensation is issued, the Company will account for stock-based compensation under the provisions of ASC Topic 718, Compensation-Stock Compensation. Stock-based compensation expense for employees and non-employees is measured at the grant date fair value. Stock-based compensation for all stock-based awards to employees and directors is recognized as an expense over the requisite service period, which is generally the vesting period.
As mentioned in the previous section, while there are individuals who have contributed sweat equity and continue to devote time to building the foundation for the Company, there is no express or explicit promise of future compensation. As such, that time has no bookable value and there is no vesting schedule established. Once there is a material outside investment in the Company and/or sufficient revenue that allows the Company to hire staff on a more formal basis and pay market rates to vendors, there may be a value exchange based on the then-current valuation from fundraising. This guidance will come from the Board of Managers and the new owners/investors as appropriate.

NOTE 11. TRADEMARKS AND PATENTS

The Company's patent attorney advised that the Company should use the ™ symbol on all of the service marks, but that there is no need for the expense of filing trademarks with the USPTO.

The expenses recorded on the Profit and Loss Statement as Brand Development relate to the purchase of a family of URLs to support the sales and marketing of the Company's products and services.

On July 5th, 2019, the predecessor company, Solutionz Innovations LLC (closed post-pandemic on December 31, 2021) transferred ownership of the U.S. Patent Application No.: 16/504,173 to Solutionz Technologies, LLC, a Wyoming LLC. Following formation of Solutionz Group LLC in 2022, Solutionz Technologies, LLC signed a Master Licensing Agreement with Solutionz Group LLC. This Agreement was executed on October of 2023 after the Company had raised sufficient capital to comply with the requirements of the Agreement, and giving the current Company exclusive, transferable, worldwide license (the "Master License") to use the Intellectual Property solely for the purpose of marketing to the Included Markets, including:

CARE (hospital, doctors, assisted living, hospice, funeral home, prison)
EVENTS (event venues, event aggregators, web providers to events industry, event managers)
ENTERPRISE (B2B: CRM, Calendaring, Contacts, Ticketing/Registration Platforms)
MEDIA/INFLUENCERS (B2C: Aggregators of Events, Companies, Venues, Locations)
NON-PROFIT (local, regional, national and international)
TRAVEL (retail and wholesale travel resellers, travel vendors, travel content providers)

Solutionz Group LLC has the right of first refusal for purchasing Solutionz Technologies, LLC and may pass along that right in any sub-licensing deal.

NOTE 12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis for the core Solutionz Group operations, which assumes the realization of assets and the settlement of liabilities in the normal course of business. The Company had an accumulated deficit of $264,581 and $168,392 as of December 31, 2024 and 2025, respectively, during the period that the original licensed IP was being re-built and commercialized.

While the Company was formed in 2022 and initially had limited financial resources to sustain operations, management secured additional funding in 2023 and 2024 (see Note 6). The Founder

NOTE 12. <u>GOING CONCERN (Continued)</u>

continued to be the primary investor in the Company's efforts in 2025, and the Company is actively engaged in further capital-raising efforts.

Based on the funding already secured and the probability of obtaining additional capital to fully execute the Company's business plan, management believes that the conditions previously raising doubt about the Company's ability to continue as a going concern have been alleviated. Accordingly, the financial statements have been prepared on a going concern basis, and no adjustments have been made to the carrying amounts and classifications of assets and liabilities that might be necessary if the Company were unable to continue operations.

NOTE 13. <u>RELATED PARTY TRANSACTIONS</u>

No known Related Party transactions were incurred in the year.

CONSOLIDATED SUPPLEMENTAL INFORMATION

SOLUTIONZ GROUP, LLC
SUPPLEMENTARY SCHEDULE I
COST OF SALE
For the Years Ended DECEMBER 31, 2025 and 2024

	Dec. 31, 2025	Dec. 31, 2024
Cost of Sales		
Partner Royalties	$ 656	$ 2,246
Stripe Fees	-	5
Accrued Contributions	105	-
Total Cost of Sales	**$ 761**	**$ 2,251**

SOLUTIONZ GROUP, LLC
SUPPLEMENTARY SCHEDULE II
GENERAL & ADMINISTRATION EXPENSES, SALES & MARKETING EXPENSES, AND RESEARCH & DEVELOPMENT
For the Years Ended DECEMBER 31, 2025 and 2024

	Dec. 31, 2025	Dec. 31, 2024
General and administrative expenses		
Professional Fees	11,184	10,444
Software Subscriptions	14,596	6,867
Bank Charges	7,643	2,934
Bad Debts	-	2,500
Office Supplies	1,258	1,914
Rent Expense	846	923
Miscellaneous	-	1,390
Communications	1,201	694
Licenses	606	206
Business Gifts	392	-
Postage and Shipping	341	-
Total General and Administrative expenses	**38,067**	**27,873**
Sales & Marketing		
Business Development	16,641	73,161
Sales & Marketing Tools	30,167	28,180
Advertising and Promotion	14,352	19,382
Travel and Entertainment	3,081	6,898
Contract Services	1,818	5,875
Meals and Entertainment	2,708	570
Total Sales & Marketing	**68,767**	**134,066**
Research & Development		
Software Development	-	74,393
Contract Labor / Services	41,366	10,700
Technology Expenses	11,707	10,002
Tools	3,795	2,427
Total Research & Development	**56,868**	**97,522**